

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 12, 2012

<u>Via E-mail</u>
Hong Bu
Chief Financial Officer, Director
and Principal Financial and Accounting Officer
China Kangtai Cactus Bio-tech, Inc.
99 Taibei Road
Limin Economic and Technological Development Zone
Harbin, Heilongjiang Province, People's Republic of China 150025

> **Re: China Kangtai Cactus Bio-tech, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 31, 2011 and Amended April 15, 2011**
> **Form 10-Q for the Quarterly Period Ended June 30, 2011**
> **Filed August 15, 2011**
> **File No. 000-33097**

Dear Ms. Bu:

We have reviewed your April 6, 2012 response to our March 30, 2012 letter and have the following comments.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide in response to these comments, we may have additional comments and/or request that you amend your filings.

Form 10-K/A (Amendment No. 1)

Notes to Consolidated Financial Statements
Note 2 – Summary of Significant Accounting Policies
Revenue Recognition, page F-8

1. Please refer to your April 6, 2012 response to our comments. Our concern with your accounting stemmed from a significant increase in your accounts receivable from $2.3 million at December 31, 2009 to $7.4 million at December 31, 2010; which subsequently increased to $12.2 million at September 30, 2011. In response to our comments regarding providing better disclosure surrounding the quality of your receivables, you indicated that

you defer income related to excess product by estimating the value of excess product shipped to distributors utilizing accounts receivable subsequent collections data to determine the amount of expense to record for accounts receivable that will remain uncollectible. Your policy and business practices, however, raise questions regarding whether recognizing revenue at the point in time when you transferred inventory met the criteria for revenue recognition. In this regard:

- We understand from your previous responses that you have concluded that excess levels of inventory exist for each of your distributors notwithstanding your conclusion that you have a lack of visibility into or the inability to determine or observe the levels of inventory in a distribution channel.
- We also understand the company has granted concessions in the form of extended payment terms under which its customers are not required to pay for 90 days or more. This business practice of permitting distributors to pay for the products 90 days or more is a deviation from the Company's written procedure and indicates an inability on the part of the distributors to make timely payments, thus raising questions regarding whether collectibility was reasonably assured at the date you transferred inventory to the distributor.

Tell us if our understanding of your business practices and facts and circumstances is correct and complete. If it is, tell us why, given these practices, facts and circumstances, you believe that the risk of inventory loss passed when you transferred inventory and why it was appropriate to recognize revenue before sell through occurred notwithstanding that legal title may have transferred and you had not formally separately advised each distributor that they have no obligation to pay the Company until the product is resold to the distributor's customers. Please address each of the characteristics in interpretive response to Question 2 of Staff Accounting Bulletin Topic 13.A.2.

2. It is unclear whether the revenue recognized met the delivery criteria for revenue recognition. With regard to inventory transferred to distributors, tell us what is meant by "transferred." If it means shipped, tell us whether, at the time of revenue recognition, inventory was shipped directly to the distributors' premises, and also address the following:
   - If the items have been shipped to the distributor, tell us whether, and if so, who the contract indicated had title to the inventory upon shipment and when.
   - If the items have not been shipped to the distributor, please address how the revenue recognized meets the seven conceptual criteria addressed in Question One of Staff Accounting Bulletin Topic 13.A.3.a., as well as the five additional factors that should be considered.
   - In your March 15, 2012 letter you state "delivery requirement for revenue recognition was met on the date we transferred inventory because title passed to the customer and there were no uncertainties regarding customer acceptance". Please tell us whether your distributor agreements contain customer acceptance provisions and if you have evidence of customer acceptance.

3. In our January 6, 2012 comment letter, we requested that you provide an aging of your accounts receivable, but note that you have not complied with our request.   Please provide to us your accounts receivable as of December 31, 2010, September 30, 2011, and December 31, 2011that shows amounts due by 30, 60, 90, 180 and 360 days and older categories. Confirm that you will include these accounts receivable aging disclosures in your future filings as of the latest balance sheet date presented.

You may contact Tabatha Akins, Staff Accountant, (202) 551-3658 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant